SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 - State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

EXTRAORDINARY GENERAL MEETING

DETAILED FINAL VOTING MAP

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, discloses, pursuant to CVM Resolution 81/22, the Detailed Final Voting map that consolidates the votes cast by non-present shareholders at the Extraordinary General Meeting held on December 18, 2023.

Curitiba, December 20, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

Process Number	5722
Meeting Date	12/18/2023 14h00
Type of Meeting	Extraordinary General Metting - EGM
1 Agenda Item	Undoing of the program sponsored by the Company of depositary receipts (Units)
Taxpayer ID Number 5 initial digits	Votes
	Aprove	Reject	Abstain
00383	130,034,730
00900	6,060
01086	112
01496	1,050
02138	145,293
02863	1,401,921
02887	288,306
03473	100
03833	1,050
04609	31
04609	145
04751	12,760
05479	933,800
05479	747,100
05523	12,764,617	16,996	17,273
05589	487
05589	4,511
05839	599,100
05839	2,518,451
05839	642,400
05839	4,248,924
05839	1,197,800
05840	334,435
05986	237,000
05987	16,600
05988	2,167,260
06046	1,782,500
06943	550,000
07140	239,300
07152	888,000
07187	5,700
07187	588
07247	58,000
07496	1,505,932
08336	465,602
08623	11,276
08731	17,718
08840	651,960
08913	16,844
08945	222,698
09048	208,746
09063	237,600
09089	2,132,400
09094	759,070
09094	1,110,517
09241	101,900
09288	7,150,231
09412	4,010,560
09559	311,070
09564	2,906
10263	1,525,394
10324	546,000
10374	25,900
10583	2,746
10916	494,975
11100	1,024,459
11198	2,018,102
11311	523,451
11324	6,100
11481	561,057
11729	7,535
12094	199,900
12120	31,000
12798	7,101,196
12798	386,100
12808	12,700,976
12976	3,065,947
12984	94,599
13416	2,479,648
13608	1,152,798
13950	2,449,715
14416	1,060,004
14494	7,050
14541	1,016,515
14816	1,062,455
15182	2,787,872
15248	1,671,799
15350	3,026,249
15429	1,405,700
15568	87,000
15831	18,433,764
15862	2,859,812
16565	1,966,768
16569	564,935
16575	2,439,300
16878	9,600
17009	7,379,252
17256	571,415
17488	92
17718	262,794
18138	148,562
18324	2,741,400
18575	8,589,100
18830	22,400
18961	1,706,000
18969	176,880
19388	417,274
20057	490,600
20065	387,100
20147	84,850
20216	42,100
21242	153,200
21336	95,909
21347	836
22136	79,500
23384	813,700
23771	135,849
23794	20,292
23905	1,113,100
24307	3,104,087
25169	8,247,500
26160	20,500
26311	97,945
26491	1,197,597
26729	28,393,200
26776	976,600
26784	57,000
27097	221,900
27109	4,670,900
27257	1,162,300
27778	15,589
27826	93,900
27880	1,442,600
28202	1,701,800
28394	59,800
28462	1,723,557
28581	2,504,300
28581	2,809,871
28581	7,107,564
28692	12,432,373
28720	52,159
28734	1,553,200
28888	1,231,840
28979	200
28990	280,000
29259	65,401
29297	3,202,700
29322	9,531,419
29499	610,230
29571	51,400
29726	359,253
30057	171,100
30066	7,300
30630	1,088,009
30660	789,500
31050	51,600
31577	72,800
31814	2,277,200
31846	487,945
31932	910,642
31989	193,893
32106	12,000
32329	483,088
32893	84,900
33033	1,033
33400	1,069,400
33580	1,252,300
34081	1,144,219
34430	107,900
34687	736,918
34781	86,000
34792	5,376
34825	9,732
35036	306,700
35510	23,700
35595	7,500
35693	5,891,559
35845	386
36131	600
37124	106,923
37311	347,100
37347	194,679
37555	103,017
37802	60,722
37927	169,550
37967	584,190
38026	67,502
38090	3,670,237
38377	12,000
38388	330,800
38452	262,986
38756	49,252
39332	98,400
39332	613,300
40386	2,486,724
40634	112,765
40635	2,579,174
40671	12,525,974
40671	2,631,768
40824	513,000
41222	373,500
41286	44,567
41360	396,088
41409	960,946
41423	560,517
41593	153,391
41593	238,389
41594	54,200
41632	757,253
41941	2,225
41955	17,260
41956	1,975,900
42013	365,572
42195	58,134
42264	1,042,379
42288	41,841
42332	469,395
42479	90,000
42717	3,776,700
42717	1,431,900
42888	60,560
43761	801,100
43794	2,180,150
44602	14,200
45146	3,600
45494	5,867,243
45528	1,619,348
45615	450,302
45756	2,113,100
45832	1,892,049
46769	10,575,153
46964	2,650
46964	922,290
46965	1,042,600
47319	74,700
47512	572,999
47545	397,700
48123	12,255
48329	535,374
48345	49,216
48373	402,116
48429	9,300
48533	431,286
49444	28,875
50815	78,034
51990	384,500
52085	2,419,400
76416	130,034,730
97538	3,623,300
97539	25,000
97540	8,538,238
97540	6,451,898
Total	615,169,258	16,996	17,273

Process Number	5722
Meeting Date	12/18/2023 14h00
Type of Meeting	Extraordinary General Metting - EGM
2 Agenda Item	Authorization for the directors to carry out all the acts that may be necessary for the undoing of the Units Program
Taxpayer ID Number 5 initial digits	Votes
	Aprove	Reject	Abstain
00383	130,034,730
00900	6,060
01086	112
01496	1,050
02138	145,293
02863	1,401,921
02887	288,306
03473	100
03833	1,050
04609	31
04609	145
04751	12,760
05479	933,800
05479	747,100
05523	12,763,712	16,870	18,260
05589	487
05589	4,511
05839	599,100
05839	2,518,451
05839	642,400
05839	4,248,924
05839	1,197,800
05840	334,435
05986	237,000
05987	16,600
05988	2,167,260
06046	1,782,500
06943	550,000
07140	239,300
07152	888,000
07187	5,700
07187	588
07247	58,000
07496	1,505,932
08336	465,602
08623	11,276
08731	17,718
08840	651,960
08913	16,844
08945	222,698
09048	208,746
09063	237,600
09089	2,132,400
09094	759,070
09094	1,110,517
09241	101,900
09288	7,150,231
09412	4,010,560
09559	311,070
09564	2,906
10263	1,525,394
10324	546,000
10374	25,900
10583	2,746
10916	494,975
11100	1,024,459
11198	2,018,102
11311	523,451
11324	6,100
11481	561,057
11729	7,535
12094	199,900
12120	31,000
12798	7,101,196
12798	386,100
12808	12,700,976
12976	3,065,947
12984	94,599
13416	2,479,648
13608	1,152,798
13950	2,449,715
14416	1,060,004
14494	7,050
14541	1,016,515
14816	1,062,455
15182	2,787,872
15248	1,671,799
15350	3,026,249
15429	1,405,700
15568	87,000
15831	18,433,764
15862	2,859,812
16565	1,966,768
16569	564,935
16575	2,439,300
16878	9,600
17009	7,379,252
17256	571,415
17488	92
17718	262,794
18138	148,562
18324	2,741,400
18575	8,589,100
18830	22,400
18961	1,706,000
18969	176,880
19388	417,274
20057	490,600
20065	387,100
20147	84,850
20216	42,100
21242	153,200
21336	95,909
21347	836
22136	79,500
23384	813,700
23771	135,849
23794	20,292
23905	1,113,100
24307	3,104,087
25169	8,247,500
26160	20,500
26311	97,945
26491	1,197,597
26729	28,393,200
26776	976,600
26784	57,000
27097	221,900
27109	4,670,900
27257	1,162,300
27778	15,589
27826	93,900
27880	1,442,600
28202	1,701,800
28394	59,800
28462	1,723,557
28581	2,504,300
28581	2,809,871
28581	7,107,564
28692	12,432,373
28720	52,159
28734	1,553,200
28888	1,231,840
28979	200
28990	280,000
29259	65,401
29297	3,202,700
29322	9,531,419
29499	610,230
29571	51,400
29726	359,253
30057	171,100
30066	7,300
30630	1,088,009
30660	789,500
31050	51,600
31577	72,800
31814	2,277,200
31846	487,945
31932	910,642
31989	193,893
32106	12,000
32329	483,088
32893	84,900
33033	1,033
33400	1,069,400
33580	1,252,300
34081	1,144,219
34430	107,900
34687	736,918
34781	86,000
34792	5,376
34825	9,732
35036	306,700
35510	23,700
35595	7,500
35693	5,891,559
35845	386
36131	600
37124	106,923
37311	347,100
37347	194,679
37555	103,017
37802	60,722
37927	169,550
37967	584,190
38026	67,502
38090	3,670,237
38377	12,000
38388	330,800
38452	262,986
38756	49,252
39332	98,400
39332	613,300
40386	2,486,724
40634	112,765
40635	2,579,174
40671	12,525,974
40671	2,631,768
40824	513,000
41222	373,500
41286	44,567
41360	396,088
41409	960,946
41423	560,517
41593	153,391
41593	238,389
41594	54,200
41632	757,253
41941	2,225
41955	17,260
41956	1,975,900
42013	365,572
42195	58,134
42264	1,042,379
42288	41,841
42332	469,395
42479	90,000
42717	3,776,700
42717	1,431,900
42888	60,560
43761	801,100
43794	2,180,150
44602	14,200
45146	3,600
45494	5,867,243
45528	1,619,348
45615	450,302
45756	2,113,100
45832	1,892,049
46769	10,575,153
46964	2,650
46964	922,290
46965	1,042,600
47319	74,700
47512	572,999
47545	397,700
48123	12,255
48329	535,374
48345	49,216
48373	402,116
48429	9,300
48533	431,286
49444	28,875
50815	78,034
51990	384,500
52085	2,419,400
76416	130,034,730
97538	3,623,300
97539	25,000
97540	8,538,238
97540	6,451,898
Total	615,168,353	16,870	18,260

Process Number	5722
Meeting Date	12/18/2023 14h00
Type of Meeting	Extraordinary General Metting - EGM
3 Agenda Item	Supplementation of the compensation of Directors, Members of the Supervisory Board and Members of Statutory Committees for 2023
Taxpayer ID Number 5 initial digits	Votes
	Aprove	Reject	Abstain
00383		130,034,730
00900			6,060
01086		112
01496			1,050
02138			145,293
02863			1,401,921
02887	288,306
03473			100
03833			1,050
04609			31
04609			145
04751	12,760
05479	933,800
05479		747,100
05523	6,148,085	6,621,481	29,154
05589			487
05589			4,511
05839	599,100
05839	2,518,451
05839	642,400
05839	4,248,924
05839		1,197,800
05840	334,435
05986	237,000
05987		16,600
05988	2,167,260
06046	1,782,500
06943	550,000
07140	239,300
07152	888,000
07187			5,700
07187			588
07247	58,000
07496	1,505,932
08336	465,602
08623	11,276
08731	17,718
08840	651,960
08913	16,844
08945	222,698
09048		208,746
09063	237,600
09089	2,132,400
09094	759,070
09094	1,110,517
09241			101,900
09288	7,150,231
09412	4,010,560
09559	311,070
09564			2,906
10263	1,525,394
10324	546,000
10374	25,900
10583			2,746
10916		494,975
11100		1,024,459
11198	2,018,102
11311	523,451
11324	6,100
11481	561,057
11729	7,535
12094	199,900
12120		31,000
12798	7,101,196
12798	386,100
12808	12,700,976
12976	3,065,947
12984	94,599
13416	2,479,648
13608	1,152,798
13950	2,449,715
14416	1,060,004
14494	7,050
14541	1,016,515
14816	1,062,455
15182	2,787,872
15248	1,671,799
15350	3,026,249
15429	1,405,700
15568	87,000
15831	18,433,764
15862	2,859,812
16565	1,966,768
16569	564,935
16575	2,439,300
16878	9,600
17009	7,379,252
17256	571,415
17488			92
17718	262,794
18138	148,562
18324	2,741,400
18575	8,589,100
18830	22,400
18961	1,706,000
18969	176,880
19388	417,274
20057	490,600
20065		387,100
20147	84,850
20216			42,100
21242		153,200
21336	95,909
21347			836
22136	79,500
23384	813,700
23771	135,849
23794	20,292
23905	1,113,100
24307	3,104,087
25169	8,247,500
26160	20,500
26311	97,945
26491	1,197,597
26729	28,393,200
26776	976,600
26784	57,000
27097	221,900
27109	4,670,900
27257	1,162,300
27778	15,589
27826	93,900
27880	1,442,600
28202	1,701,800
28394	59,800
28462	1,723,557
28581	2,504,300
28581	2,809,871
28581	7,107,564
28692	12,432,373
28720	52,159
28734	1,553,200
28888	1,231,840
28979	200
28990	280,000
29259	65,401
29297	3,202,700
29322	9,531,419
29499	610,230
29571	51,400
29726	359,253
30057	171,100
30066	7,300
30630	1,088,009
30660	789,500
31050	51,600
31577	72,800
31814	2,277,200
31846	487,945
31932	910,642
31989	193,893
32106		12,000
32329	483,088
32893	84,900
33033			1,033
33400	1,069,400
33580	1,252,300
34081	1,144,219
34430	107,900
34687	736,918
34781	86,000
34792			5,376
34825	9,732
35036		306,700
35510	23,700
35595	7,500
35693	5,891,559
35845			386
36131	600
37124	106,923
37311	347,100
37347	194,679
37555	103,017
37802	60,722
37927	169,550
37967	584,190
38026	67,502
38090	3,670,237
38377	12,000
38388			330,800
38452	262,986
38756	49,252
39332	98,400
39332	613,300
40386	2,486,724
40634	112,765
40635	2,579,174
40671	12,525,974
40671	2,631,768
40824		513,000
41222	373,500
41286	44,567
41360	396,088
41409	960,946
41423	560,517
41593	153,391
41593	238,389
41594		54,200
41632	757,253
41941	2,225
41955	17,260
41956	1,975,900
42013	365,572
42195	58,134
42264	1,042,379
42288	41,841
42332	469,395
42479	90,000
42717	3,776,700
42717	1,431,900
42888	60,560
43761	801,100
43794	2,180,150
44602	14,200
45146	3,600
45494	5,867,243
45528	1,619,348
45615	450,302
45756	2,113,100
45832	1,892,049
46769	10,575,153
46964	2,650
46964	922,290
46965	1,042,600
47319	74,700
47512	572,999
47545	397,700
48123	12,255
48329	535,374
48345	49,216
48373	402,116
48429	9,300
48533	431,286
49444	28,875
50815	78,034
51990			384,500
52085	2,419,400
76416	130,034,730
97538		3,623,300
97539	25,000
97540	8,538,238
97540		6,451,898
Total	460,856,195	151,878,401	2,468,765

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 20, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.